[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]
August 8, 2008
SENT VIA EDGAR
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	The Ultimate Software Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on March 13, 2008
File No. 0-24347
Dear Ms. Collins:
          On behalf of The Ultimate Software Group, Inc. (the “Company”), I am responding to the Staff’s comments with respect to the above-referenced filing. For ease of reference, comments in your letter dated June 27, 2008 are reproduced below and are followed by the Company’s responses.
Form 10-K for Fiscal Year Ended December 31, 2007, Filed on March 13, 2008
Item 1A. Risk Factors, page 13
1.	We note that the Company included your risk factors disclosure as Exhibit 99.1 to the Form 10-K. Tell us how you determined that inclusion of the risk factor disclosures as an Exhibit is appropriate.
Management’s Response
The Company believed that including the risk factors in an exhibit and referencing to the applicable exhibit in Part I, Item 1A. of the Form 10-K was an acceptable alternative method of disclosure.
We have included our risk factors disclosure in Part II, Item 1A of our quarterly report on Form 10-Q for the quarter ended June 30, 2008 (the “Q2:08 Form 10-Q”), which will be filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2008. In addition, in future filings on Form 10-K, we will disclose our risk factors directly in Part I, Item 1A.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29
2.	We note within your discussion of revenue fluctuations that there are instances where two or more sources of a material change have been identified, but the sources that contributed to the change were not quantified. For instance, we note that increases in recurring revenues resulted from increases in (1) Intersourcing revenues and (2) maintenance revenues, however you do not quantify the increase for each. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. In addition, tell us how you considered providing additional information within your discussion of Intersourcing and maintenance revenues (i.e. number of new contracts, number of new customers, volume/pricing data, etc.) to further explain the changes within these sources of revenue.
Management’s Response
In quantifying the individual impact of significant contributors to a material change in our MD&A discussion pursuant to Section III.D of SEC Release 33-6835, we took into consideration our ability to provide such data in a meaningful manner to the readers of our financial statements. In the noted case of increases in recurring revenues which were attributable to both Intersourcing and maintenance revenues, we did not believe quantification of such amounts would be meaningful due to the bundled maintenance included within our Intersourcing offering, as discussed below.
Intersourcing and maintenance revenues comprise the majority of recurring revenues. Intersourcing is a bundled offering which includes the right to use our UltiPro product (and complementary products, where applicable), hosting services and the right to upgrades for such products as well as telephone support (which represents the maintenance component). Maintenance revenues (excluding the component embedded in the bundled Intersourcing offering) are derived from license sales, representing the right to upgrades and telephone support. Fair value for accounting purposes is established for Intersourcing, as a whole, whereas fair value for maintenance, as it relates to license sales, is established on a stand-alone basis. When we previously discussed the breakdown of the increases in recurring revenues between Intersourcing and maintenance in our MD&A explanations, we did not quantify the impact relative to each of these two categories due to the embedded maintenance component within Intersourcing revenues.
Based on our past sales experience and our expectations for the future, we do not expect maintenance revenues from license sales to be a significant factor in the material changes in recurring revenues. In the past several years, we have had higher

Intersourcing sales than license sales and we expect this trend to continue. Maintenance revenues derived from license sales are predominantly from annual renewal maintenance fees from existing license customers, with a lesser contribution attributable to first year maintenance fees from new license sales. The result of the concentration of sales in Intersourcing is that increases in recurring revenues from comparable periods are primarily due to Intersourcing, in its bundled element form. Therefore, maintenance revenues, in relation to license sales, contribute much less to an increase in recurring revenues than Intersourcing revenues.
In order to provide more meaningful information with respect to material changes in our recurring revenues, we will revise our applicable future filings, including our Q2:08 Form 10-Q, to include individual data for Intersourcing and for maintenance in relation to their contributions to material changes to recurring revenues but will disclose the fact that Intersourcing includes a bundled maintenance component and the fact that the maintenance revenues to which we refer (provided they are a significant factor in the material change in recurring revenues) are related only to license sales.
In our discussion of Intersourcing and maintenance revenues, we attempted to provide additional information that was relevant to these material changes to the extent there was an impact on the amount of revenues recognized in our financial statements. For Intersourcing revenues, we attributed the increase to a growth in the number of clients that were processing payrolls (i.e., number of units that went “Live”) under the Intersourcing offering. For maintenance revenues, we discussed the increase in the relation to the incremental license sales.
In consideration of further information to explain the changes within Intersourcing, we do believe that including discussion of our client retention rate for Intersourcing customers (in a manner similar to that previously disclosed for our licensed customers in our renewal maintenance disclosure) would enhance the variance explanation; therefore, we will include this additional information in applicable future filings, including our Q2:08 Form 10-Q. With respect to other examples of additional information given in your comment, we do not believe these factors are useful indicators as they pertain more to our sales originations and are not indicative of the results of operations for the periods reported. We will continue to monitor all relevant factors that impact the material changes in recurring revenues, as reflected in our financial statements, and will include disclosures in applicable future filings if such factors provide meaningful information relating to our results of operations.
Note 3. Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Segment Information, page 47
3.	We note that the Company operates its business as a single segment. We further note that in 2006 the Company acquired RTIX Limited, whose operations are located in United Kingdom and you also formed a wholly-owned subsidiary in Canada to accommodate future operations in Canada. Please tell us how you considered the guidance in paragraph 38 of SFAS 131 to separately disclose revenues and long-lived assets by geographic areas.
Management’s Response
As part of its normal procedures when determining the application of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” to its operations, the Company evaluated both its acquired United Kingdom (UK) operations and its newly formed subsidiary in Canada individually under the rules set forth in such authoritative guidance, including paragraph 38.
In our assessment of each of the foreign operations, the Company evaluated the individual (and aggregate) materiality of all aspects of their related operations. During the year ended December 31, 2007, the Canadian operations did not generate any revenues and had no long-lived assets. For the 2007 year, the UK operations generated total revenues of $1.4 million (or less than one percent of total consolidated revenues). Total long-lived assets for the UK operations as of December 31, 2007 were $0.1 million, comprised of fixed assets only, which amounted to one-half of one percent of our total (comparable) long-lived assets (i.e., fixed assets) and only 0.07% of our total assets. It was on the basis of the individual (and aggregate) lack of materiality, that the Company made the determination not to separately disclose the revenues and long-lived assets by geographic areas for the UK and Canada operations.
While management acknowledges the guidance set forth in paragraph 38 of SFAS 131, we do not believe that disclosures for the UK or Canada operations are quantitatively or qualitatively material to our financial statements for the current period or any prior periods. The Company has and will continue to monitor the individual operations of the UK and Canada to ensure adequate disclosures are made and will add the required disclosures pursuant to paragraph 38 of SFAS 131 should these operations become material.
Item 9A: Controls and Procedures, page 74
4.	We note your disclosure that “the Company’s management, including the CEO and CFO, concluded that as of December 31, 2007, the Company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company’s periodic SEC reports.” These disclosures are significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer...is accumulated and communicated to the issuer’s management...as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.
Management’s Response
We note the Staff’s comment and confirm that the Company’s disclosure controls and procedures met all of the requirements of this section as of December 31, 2007. The Company will furnish the following disclosure in applicable future filings with the SEC:
The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that, as of that date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
5.	We note your statement that a “...there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Management’s Response
In response to the Staff’s comment regarding the effectiveness of disclosure controls and procedures and our reasonable assurance thereof, please see our response to Comment 4 above.
In addition, the Company will include in future applicable filings, as appropriate, the following disclosure as part of Disclosure Controls and Procedures:
It should be noted that any system of controls is based, in part, upon certain assumptions about the likelihood of future events and thus has inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurance as to the achievement of their objectives.
As requested in your comment letter, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding the information set forth above, please feel free to contact me at 954-331-7069.

Sincerely,
/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and Chief Financial Officer

cc: James A. FitzPatrick, Jr.
      Dewey & LeBoeuf LLP